Exhibit 1.1

The Children’s Internet Holding Company, LLC

4400 Fair Oaks Blvd.	5150 Fair Oaks Blvd.
Building B	Suite 101-332
Sacramento, CA 95864	Carmichael, CA 95608
Tele: (916) 612.1842	Tele: (916) 283.4164
Fax: (916) 487.9435	Fax: (916) 487.9435

CONFIDENTIAL

Definitive Interim Stock Purchase Agreement
The Children’s Internet, Inc.

The Children’s Internet, Inc., a Nevada corporation, symbol CITC.OB, with its principal place of business at 5000 Hopyard Road, Suite 320, Pleasanton, CA 94588 (the “Company”) and The Children’s Internet Holding Company, LLC, a Delaware limited liability company (“TCI Holding”) hereby enter into this Definitive Interim Stock Purchase Agreement (the Interim Agreement) effective as of June 15, 2007 (the “Effective Date”).

Interim Agreement: Means this Definitive Interim Stock Purchase Agreement. The terms and conditions of the Interim Agreement shall be binding on the parties, unless explicitly stated to the contrary herein. Unless the parties otherwise agree, the terms and conditions of the Interim Agreement shall be incorporated into the Final Agreement.

Securities Issued: Means One Hundred Twenty Million (120,000,000) shares of the Common Stock of the Company, which shall be issued to the Investors from the Company’s authorized but un-issued treasury, and Ten Million (10,000,000) shares of the Company’s Common Stock issued to and held by Shadrack Films, Inc. (“Shadrack”) (as more fully defined below) shall be transferred to the Investors.

Amended Articles: Means to accommodate the Securities to be issued pursuant to the Stock Issuance Transaction, the Company agrees that it will hold a special shareholder meeting at the earliest date possible following the execution of this Interim Agreement to vote on increasing its authorized shares to Two Hundred Fifty Million. The Company represents it will do everything within its corporate powers to amend its Articles of Incorporation thereby increasing its authorized common stock shares from Seventy-Five Million (75,000,000) to Two Hundred Fifty Million (250,000,000).

Issue Price: Means $0.05 per share (“Common Stock” or the “Securities”).

Common Stock: Means collectively the Company’s publicly traded common stock held by management of the Company, Shadrack Films, Inc., Two Dog Net, Inc., and the common stock to be issued from the Company treasury, including any stock options.

Issue Amount: Means up to Six Million Dollars ($6,500,000).

Purchase Consideration: Means Eight Million Dollars ($8,000,000) consisting of the Issue Amount and the payment of One Million Five Hundred Thousand Dollars ($1,500,000) of Company Debt as directed by the Company, as further adjusted for any deposit which may have been received by the Company.

Stock Issuance Transaction: Means the sale and issuance of the Securities Issued in exchange for the Purchase Consideration, as described herein.

Escrow Account: Means the Escrow Account that the Parties agree TCI Holding shall set up in order to secure and facilitate the purchase of the Company’s shares of common stock by TCI Holding pursuant to the Interim and Final Agreements. The delivery of the Company’s shares of common stock shall consist of the Company placing into the Escrow Account stock certificates representing such shares with TW Escrow, LLC (the “Escrow Holder”). The Escrow Account shall be subject to escrow instructions to the Escrow Holder, which allows release of the TCI Holding and Company Initial and Second Deposits, as set forth below. TCI Holding shall pay all escrow fees.

TCI Holding Initial Deposit: Means Three Hundred Thousand Dollars ($300,000), which TCI Holding will place in escrow upon the execution of the Interim Agreement. If TCI Holding were to commit an Event of Default under the Interim Agreement, then the resulting damages would be impracticable or extremely difficult to determine, and the parties agree that, in the event of such an Event of Default by TCI Holding, the Company shall receive the TCI Holding Initial Deposit as liquidated damages, which shall be the sum total of the Company’s recovery for said Event of Default and the Company shall not be entitled to recover any other damages, fees or penalties of any kind or receive any other payments or compensation from TCI Holding pertaining to or resulting from said Event of Default.

Company Initial Deposit: Means Four Million Five Hundred Thousand (4,500,000) Shares of Common Stock of the Company from the Company’s authorized but un-issued treasury, which the Company will place in escrow within 25 days upon the execution of this Interim Agreement. If the Company were to commit an Event of Default under the Interim Agreement, then the resulting damages would be impracticable or extremely difficult to determine, and the parties agree that, in the event of such an Event of Default by the Company, TCI Holding shall receive the Company Initial Deposit as liquidated damages, which shall be the sum total of TCI Holding’s recovery for said Event of Default and TCI Holding shall not be entitled to recover any other damages, fees or penalties of any kind or receive any other payments or compensation from the Company pertaining to or resulting from said Event of Default..

Due Diligence: The Company will have Fifteen (15) days from the later of the Effective Date or the date TCI Holding provides the Company with a due diligence request to provide the documents and information responsive to said request. TCI Holding will have thirty (30) days from the date of receipt of the documents and information to complete its due diligence review. At the end of the due diligence review period (the “Due Diligence Period”), TCI Holding shall notify the Company in writing if it intends to proceed with the Stock Issuance Transaction.

TCI Holding Second Deposit: Means an additional Two Hundred Thousand Dollars ($200,000), which TCI Holding will place in escrow at the end of the Due Diligence Period and simultaneous with providing notice to the Company of its election to proceed with the Stock Issuance Transaction. If TCI Holding were to commit an Event of Default under the Final Agreement (defined below), then the resulting damages would be impracticable or extremely difficult to determine, and the parties agree that, in the event of such an Event of Default by TCI Holding, the Company shall receive the TCI Holding Initial Deposit and the TCI Holding Second Deposit as liquidated damages, which shall be the sum total of the Company’s recovery for said Event of Default and the Company shall not be entitled to recover any other damages, fees or penalties of any kind or receive any other payments or compensation from TCI Holding pertaining to or resulting from said Event of Default..

Company Second Deposit: Means an additional Three Million (3,000,000) Shares of Common Stock of the Company from the Company’s authorized but un-issued treasury as of the Effective Date, which the Company will place in escrow at the end of the Due Diligence Period upon receiving notice from TCI Holding of its election to proceed with the Stock Issuance Transaction. If the Company were to commit an Event of Default under the Final Agreement (defined below), then the resulting damages would be impracticable or extremely difficult to determine, and the parties agree that, in the event of such an Event of Default by the Company, TCI Holding shall receive the Company Initial Deposit and the Company Second Deposit as liquidated damages, which shall be the sum total of TCI Holding’s recovery for said Event of Default and TCI Holding shall not be entitled to recover any other damages, fees or penalties of any kind or receive any other payments or compensation from the Company pertaining to or resulting from said Event of Default.

Final Agreement: Means the Final Stock Purchase Agreement. TCI Holding, at its sole expense, shall be responsible for the preparation of the Final Agreement, which the parties shall negotiate in good faith and enter into no later than forty five (45) days after the Effective Date, unless extended by consent of the parties, which consent shall not be unreasonably withheld. The Final Agreement shall incorporate the terms of the Interim Agreement and shall contain customary terms, conditions, covenants, representations and warranties, including a representation and warranty by the Company regarding no material changes in its condition between the date of signature and the Closing Date. The Company shall be responsible for its own costs and legal expense to review and make comments to the Final Agreement.

Closing Date: Means the date that is no later than forty five (45) days after the end of the Due Diligence Period. The Parties hereto agree the Closing shall be reasonably extended from time to time for cause.

Representations and Warranties Of TCI Holding:

TCI Holding, hereby represents and warrants to the Company that:

(a) TCI Holding is a limited liability company duly organized and validly existing and in good standing under the laws of the State of Delaware and is qualified to transact business in the state.

(b) TCI Holding, has the company power to carry on its business as now being conducted.

(c)  Since formation, TCI Holding, has had no change in the nature of the business of TCI Holding, which in part includes acting as an investment advisor or investment manager of certain investors (the “Investors”), who are interested in making the Purchase and owning the stock as provided for in this Agreement; provided however, that the Investors are acceptable to the Company and subject to Company and the SEC’s consent, which consent will not be unreasonably withheld.

(d) This Agreement  has been duly executed by TCI Holding, by its Managers or Managing Members, and the execution and performance of this Agreement will not violate, or result in a breach of, or constitute a default in its Articles of Organization, Operating Agreement, any agreement, instrument, judgment, order or decree to which TCI Holding is a party, or to which TCI Holding, or any of its properties are subject, nor will such execution and performance constitute a violation of or conflict with any fiduciary duty to which TCI Holding,  is subject, to the best of TCI Holding’s knowledge.

(e) TCI Holding, understands that any shares of the Company, which TCI Holding may receive pursuant to this Agreement shall be “restricted stock” as such term is commonly defined in the federal securities laws of the United States of America. Accordingly, TCI Holding understands that any certificates of the Company which TCI Holding receives pursuant to this Agreement shall bear a restrictive legend similar to the following:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THE TRANSFER QUALIFIES FOR AN EXEMPTION FROM OR EXEMPTION TO THE REGISTRATION PROVISIONS THEREOF.

Representations And Warranties Of The Company:

 The Company represents and warrants to TCI Holding, that:

(a) The Company is a corporation duly organized and validly existing and in good standing under the laws of the State of Nevada and is qualified to carry on its business as now being conducted.

(b) The Company will have immediately prior to the Closing Date authorized capitalization of Two Hundred Fifty Million (250,000,000) common stock shares, of which there are issued and outstanding Twenty Six Million Eight Hundred Seventy Three Thousand Seven Hundred Thirty Eight (26,873,738) shares of common stock, par value $0.01 per share and that management owns Fourteen Million Forty Thousand Nine Hundred Ninety Eight (14,040,998) shares of such stock. In addition, there are Twenty-two Million Nine Hundred Seventy-three Thousand Four Hundred Eighty-six (22,973,486) shares of common stock options that are outstanding.

(c) Since the Effective Date, there has been no change in the nature of the business of the Company, nor in its financial condition or property, other than changes in the usual and ordinary course of business, none of which has been materially adverse, and the Company has incurred no obligations or liabilities or made any commitments other than in the usual and ordinary course of business, none of which singularly or collectively are material, except as disclosed.

(d) This Agreement has been duly executed by the Company, by its Chief Executive Officer, who has been duly authorized to do so by its Board of Directors. Furthermore, the execution and performance of this Agreement will not violate, or result in a breach of, or constitute a default in the Company’s Articles of Incorporation, or in any agreement, instrument, judgment, order or decree to which the Company is a party, or to which the Company or any of its properties are subject, nor will such execution and performance constitute a violation of or conflict with any fiduciary duty to which the Company is subject to.

(e) The Company is not in default with respect to any order, writ, injunction, or decree of any court of federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality. The Company has complied in all material respects with all laws, regulations and orders applicable to its business, except for any ongoing suit or investigation currently being conducted by the SEC.

(f) The Company is not presently being sued and is not involved in any litigation or legal proceeding whatsoever nor does it anticipate being sued or involved in any litigation or legal proceeding whatsoever except for the current action being promulgated by the SEC and the current cross action by the Company titled, The Children’s Internet, Inc. v. Oswald & Yap, Superior Court, County of Orange, Case No. 04CC11623, (the “Oswald Case”) . TCI Holding hereby agrees to assign to the Company, any and all right, title and interest in the Oswald Case that TCI Holding may have as a result of this Agreement.

(g) The Company is presently current in all audit filings with the SEC and the Company is not about to be delisted by the SEC.

Covenants of TCI Holding:

TCI Holding, hereby covenants to the Company that:

(a) TCI Holding will not directly or indirectly modify, change, or otherwise use the Company’s products, trademarks, trade names or other assets without the express written consent of the Company.

(b) TCI Holding will not use, disclose, transfer or make available any confidential information of the Company except to its agents, attorneys, advisors and investors, as required and necessary to consummate the Stock Issuance Transaction. This covenant shall survive the termination of this Interim Agreement.

(c) TCI Holding will not represent to any person, including the public, third parties, or governmental agencies, that it has any authority to act on behalf of the Company prior to Closing and shall not take any action or make any decision on behalf of the Company prior to the Closing.

(d)  TCI Holding has been granted the right to use the term "The Children's Internet”®, a registered trademark licensed to the Company under an agreement with Two Dog Net, for the sole purposes of establishing an entity to consummate the Stock Purchase Transaction. If the Stock Purchase Transaction is not consummated for any reason, TCI Holding will immediately change its name so that the name does not include the Company’s trademark. TCI Holding further agrees that TCI Holding will not have acquired and will not claim any right or interest in the trademark or trade name resulting from TCI Holding’s use of the trademark during the term or this Agreement.

Covenants Of the Company:

The Company, hereby covenants to TCI Holding that:

(a) From the Effective Date until the Closing or earlier termination of the Interim Agreement or Final Agreement, neither the Company, nor any of its officers, directors, employees or agents shall solicit, discuss, negotiate or enter into any agreement or understanding with any third party relating to a sale, merger or acquisition of the Company, or the sale of a material portion of the Company’s assets, without the prior written consent of TCI Holding.

Warrants: There will be no warrants attached to this transaction.

Events of Default under the Interim Agreement: Means in the case of TCI Holding, (i) the material breach by TCI Holding of any covenant made by TCI Holding hereunder, (ii) a material inaccuracy in or a material breach of any representation or warranty made by TCI Holding hereunder, (iii) the Company is ready to proceed with the Stock Issuance Transaction at the end of the Due Diligence Period, and TCI Holding unreasonably elects to not proceed with said Transaction. Means in the case of the Company, (i) the material breach by the Company of any covenant made by the Company hereunder, (ii) a material inaccuracy in or a material breach of any representation or warranty made by the Company hereunder, (iii) TCI Holding is ready to proceed with the Stock Issuance Transaction at the end of the Due Diligence Period, and the Company unreasonably elects to not proceed with said Transaction.

Events of Default under the Final Agreement: Means in the case of TCI Holding, (i) the material breach by TCI Holding of any covenant made by TCI Holding under the Final Agreement, (ii) a material inaccuracy in or a material breach of any representation or warranty made by TCI Holding under the Final Agreement, (iii) the Company is ready to proceed with the Stock Issuance Transaction at Closing, and TCI Holding unreasonably elects to not proceed with said Transaction. Means in the case of the Company, (i) the material breach by the Company of any covenant made by the Company under the Final Agreement, (ii) a material inaccuracy in or a material breach of any representation or warranty made by the Company under the Final Agreement, (iii) TCI Holding is ready to proceed with the Stock Issuance Transaction at Closing, and the Company unreasonably elects to not proceed with said Transaction.

Two Dog Net, Inc.: Means the owner of that certain product and secure online service known as “The Children’s Internet®” (the Product) and certain software technology known as “Safe Zone Technology®” as certain components of it is used to secure the Product. As part of this Agreement, the Company will be responsible for obtaining from Two Dog Net, Inc. and transferring the ownership of The Children’s Internet® and the Safe Zone Technology® software and any other related trademarks or registrations or software applications to TCI Holding as part of the purchase price hereunder; provided however, the transfer of ownership of such technology and software and intellectual property shall relate only to The Children’s Internet business and shall not pertain to any other unrelated business of Two Dog Net, Inc.

Shadrack Films, Inc.: Means the parent company of The Children’s Internet, Inc.

Confidentiality: Means the Company and TCI Holding agree to keep the details of this Agreement confidential unless expressly permitted by TCI Holding or the Company or as required by law.

Royalty: Means the one time payment by TCI Holding of $1 to Two Dog Net, Inc. or to whoever is designated in writing by Two Dog Net, Inc., for each subscriber of The Children's Internet® secure online service. The one time Royalty of $1 will be paid 30 days after receipt by the Company of its first monthly user fee from each subscriber. The Royalty is limited by a two year term commencing on the Closing Date and ending two years later.

Company Debt: Means as of the Dated Date the Company has One Million Twenty-two Thousand Dollars ($1,022,000) of outstanding corporate long-term debt. TCI Holding shall pay, as directed by the Company and agreed to by TCI Holding, from the One Million Five Hundred Thousand Dollars ($1,500,000) as part of the Purchase Price the long-term debt of the Company. The Four Hundred Seventy-Eight Thousand Dollar balance ($478,000) shall be applied to pay off the Company’s short-term debt as directed to by the Company. Further, the Company hereby agrees and represents that there will be no other short-term debt on its books after the $478,000 balance is applied and paid toward its short-term debt.

Anti-Dilution: The signing of the definitive closing documents on the Closing Date will include standard anti-dilution stock provisions for a two year term that provide that the Company is prohibited from raising additional capital or offering excessive stock options, rights offerings, cram downs and any other action designed to artificially limit or reduce minority shareholder rights and interests. Provided however, during the two-year anti dilution stock term, the Company is not prohibited from raising additional capital or issuing stock options or promulgating an employee stock option plan as long as the proposed capital raise or stock option is reasonable and customary to the industry.

SEC Approval: Means the Company and TCI Holding shall seek approval to enter into the Stock Issuance Transaction with the Securities and Exchange Commission (SEC) and the Company and TCI Holding agree that they will not enter into the Stock Issuance Transaction unless and until SEC approval has been obtained.

Attorneys Fees: Means in the event the parties hereto litigate this Agreement for any reason whatsoever, the prevailing party shall be entitled to reasonable attorney’s fees, court costs and related expenses.

Expenses: Each party shall bear its own expenses incurred in connection with the Stock Issuance Transaction.

No Interests Conveyed Under Interim Agreement: No ownership interest in the Company or Two Dog Net or its assets are being conveyed or transferred hereunder. The issuance and conveyance of the Securities Issued and the secure online service known as The Children’s Internet® and the software known as the Safe Zone Technology® shall occur upon the Closing of the Stock Issuance Transaction.

Governing Law: Means this Agreement shall be governed by and construed and enforced in accordance and subject to the laws of the State of California.

Counterparts: Means any number of counterparts to this Agreement may be executed and each such counterpart shall be deemed an original but all counterparts shall constitute but one agreement.

Waiver: Means no consent to or waiver or breach or default in the enforcement of this Agreement or consent to or waiver or breach or default of any other consent to or waiver or default to this Agreement.

NOW, THEREFORE, in consideration of the promises and covenants set forth herein, the parties hereto have executed and made effective this Agreement as of the Dated

Date.

TCI HOLDING COMPANY, LLC.	THE CHILDREN’S INTERNET, INC.

/s/ Richard J. Lewis III	/s/ Sholeh Hamedani
___________________________	_________________________
By: Richard J. Lewis III,	By: Sholeh Hamedani, CEO
Managing Member

ACKNOWLEDGED AND CONSENTED TO BY:

TWO DOG NET, INC.	SHADRACK FILMS, INC.

/s/ Nasser Hamedani	/s/ Sholeh Hamedani
__________________________	_________________________
By: Nasser Hamedani, CEO	By: Sholeh Hamedani, CEO